Global Blue Releases the Monthly Tax Free Shopping Business Update for March 2024 Signy, Switzerland, April 11, 2024 • Fresh data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping remains strong across Continental Europe and continues to accelerate across Asia Pacific. • Globally, issued Sales in Store like-for-like recovery reached 145%1 in March 2024 compared to the same period in 2019, vs. 138%1 in January/February 2024. A steady worldwide recovery, compared to 2019 levels In Continental Europe, March 2024 recovery is slightly ahead of January/February 2024 recovery, reaching 130%1 in March vs. 128%1 in January/February, driven by a strong recovery in France (160%1), Spain (152%1) and Italy (135%1). Regarding origin markets, US shopper recovery accelerated, reaching 313%1 in March vs. 301%1 in January/February. GCC shopper recovery was negatively impacted by the shift of the beginning of Ramadan 2 , reaching 184%1 in March vs. 329%1 in January/February. In Asia Pacific, the recovery rate reached a record level at 181%1 in March vs. 159%1 in January/February, driven by a strong performance in Japan (235%1) and South Korea (127%1), and an acceleration in Singapore to 111%1 vs. 84%1 in January/February. In terms of origin markets, travelers from Hong Kong and Taiwan continue to drive the recovery, reaching 560%1 in March vs. 474%1 in January/February. Following behind are North East Asia travelers, with a recovery rate of 320%1 in March vs. 271%1 in January/February. 1 Recovery rate is equal to 2024 Issued Sales in Store divided by 2019 Issued Sales in Store, like- for-like (i.e.: at constant merchant scope and exchange rates). 2 Ramadan took place from March 10 to April 9 in 2024; while it took place from May 5 to June 3 in 2019.

In terms of Mainland Chinese shoppers, the worldwide issued Sales in Store like- for-like recovery reached 101%1 in March vs. 101%1 in January/February. Within Continental Europe, Mainland Chinese shopper recovery reached 70%1 in March, vs 75%1 in January/February. In Asia Pacific, Mainland Chinese shopper recovery remains strong, reaching 127%1 in March vs. 124%1 in January/February. A strong year-on-year performance for international shopping When analyzing the year-on-year variation in Tax Free Shopping growth, the worldwide Issue Sales like-for-like year-on-year performance reached +33% in March 2024 vs. last year. The issued Sales in Store in Continental Europe grew by +9%3 in March 2024 vs. last year, and 13% restated from the 11-day shift of Ramadan vs. last year2. Regarding origin markets, the growth was positively influenced by most nationalities, with Mainland Chinese shoppers leading the way with a +43%3 growth rate in March 2024. Influenced by the 11-day shift of Ramadan vs. last year4 , GCC shopper growth was negatively impacted with a -30%3 growth rate, while US shoppers’ Tax Free Spend reached +11%3. In Asia Pacific, the growth rate continues to remain high, reaching +102%3 in March 2024 vs. last year. All nationalities contributed positively, with Mainland Chinese shoppers leading the way at +223%3 in March 2024 vs. 2023, North East shoppers at +129%3 and Hong Kong and Taiwan shoppers at +55%3. 3 Growth rate variation year-on-year (2024 vs. the same period in 2023)

APPENDIX

Worldwide recovery rate (versus 2019) rate

Issued SIS L/L recovery[1] (in % of 2019)	% Tax Free Spend (2019)	March 2024	February 2024	January 2024	Q4 2023	Q3 2023
France	22%	160%	174%	164%	140%	138%
Italy	24%	135%	131%	111%	123%	126%
Spain	14%	152%	134%	153%	133%	127%
Germany	13%	69%	71%	70%	74%	70%
Other countries	27%	121%	127%	121%	111%	119%
Total Continental Europe	**100%**	**130%**	**132%**	**125%**	**118%**	**119%**
Japan	54%	235%	229%	232%	225%	185%
Singapore	42%	111%	84%	85%	75%	84%
South Korea	4%	127%	118%	131%	111%	116%
Total Asia Pacific	**100%**	**181%**	**159%**	**161%**	**150%**	**134%**
Total worldwide	**100%**	**145%**	**141%**	**135%**	**127%**	**123%**

Worldwide Year-on-Year Growth Rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth[3]	March 2024	February 2024	January 2024	CY (2023)
France	+3%	+21%	+11%	26%
Italy	+20%	+44%	+26%	25%
Spain	+18%	+52%	+31%	15%
Germany	-10%	+9%	+20%	8%
Other countries	+9%	+30%	+8%	26%
Total Continental Europe	**+9%**	**+32%**	**+17%**	**100%**
Japan	+146%	+170%	+100%	65%
Singapore	+24%	+36%	+15%	27%
South Korea	+96%	+138%	+108%	8%
Total Asia Pacific	+102%	**+120%**	**+71%**	**100%**
Total worldwide	+33%	**57%**	**+34%**	**100%**

GLOSSARY - Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman - South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore - North East Asia includes: Japan, South Korea MEDIA CONTACTS Virginie Alem – SVP Marketing & Communications Mail: valem@globalblue.com INVESTOR RELATIONS CONTACTS Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €20bn Sales in Store and €311M revenue in FY 2022/23. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, March 2024, Source: Global Blue